Exhibit 99.4

WIPRO LIMITED
CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India
Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054
AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2026
UNDER IFRS (IASB)
(₹ in millions, except share and per share data, unless otherwise stated)
	Particulars	Three months ended			Year ended
		June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
	Income
	a) Revenue from operations	244,786	242,363	221,346	926,240
	b) Foreign exchange gains/(losses), net	779	325	182	1,853

I	Total income	245,565	242,688	221,528	928,093

	Expenses
	a) Purchases of stock-in-trade	1,235	1,678	545	5,755
	b) Changes in inventories of stock-in-trade	(349)	237	121	171
	c) Employee benefits expense	147,531	143,408	134,275	555,855
	d) Depreciation, amortization and impairment
	expense	8,044	7,285	6,855	29,107
	e) Sub-contracting and technical fees	28,787	27,925	25,578	107,668
	f) Facility expenses	4,313	4,082	4,198	15,886
	g) Travel	4,181	3,702	3,788	13,882
	h) Communication	899	895	797	3,414
	i) Legal and professional fees	3,161	2,661	1,889	10,199
	j) Software license expense for internal use	6,303	5,805	4,961	21,720
	k) Marketing and brand building	1,153	923	883	3,480
	l) Lifetime expected credit loss/ (write-back)	(152)	(144)	502	2,838
	m) (Gain)/loss on sale of property, plant and
	equipment, net	(139)	170	(66)	(393)
	n) Other expenses	1,392	2,098	1,478	7,260

II	Total expenses	206,359	200,725	185,804	776,842

III	Finance expenses	4,728	3,701	3,608	14,577
IV	Finance and other income	8,872	8,387	10,417	36,491
V	Share of net profit/ (loss) of associate and joint
	venture accounted for using the equity method	(5)	27	50	257

VI	Profit before tax [I-II-III+IV+V]	43,345	46,676	42,583	173,422

VII	Tax expense	9,782	11,460	9,218	40,767

VIII Profit for the period [VI-VII]		33,563	35,216	33,365	132,655

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	392	363	(229)	132
	Net change in fair value of investment in equity instruments measured at fair value through OCI	660	(963)	(1)	(1,448)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	(1,159)	21,655	6,583	46,643
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	180	132	(274)	55
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	912	(719)	170	(1,234)
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	3,767	(3,682)	(1)	(6,015)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	482	(1,622)	588	(2,094)
IX	Total other comprehensive income for the period, net of taxes	5,234	15,164	6,836	36,039

	Total comprehensive income for the period [VIII+IX]	38,797	50,380	40,201	168,694

X	Profit for the period attributable to:
	Equity holders of the Company	33,520	35,018	33,304	131,974
	Non-controlling interests	43	198	61	681

		33,563	35,216	33,365	132,655

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	38,757	50,037	40,137	167,767
	Non-controlling interests	40	343	64	927

		38,797	50,380	40,201	168,694

XI	Paid up equity share capital (Par value ₹ 2 per share)	19,807	20,977	20,965	20,977
XII	Reserves excluding revaluation reserves and Non- controlling interests as per balance sheet				864,391
XIII Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods are not annualized)
	Basic (in ₹)	3.20	3.34	3.18	12.60
	Diluted (in ₹)	3.20	3.33	3.17	12.56

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2026, have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three months ended June 30, 2026.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three months ended June 30, 2026, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2026, includes gain on transfer of building of ₹ (405).
4.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026 and ₹ 2,756 for the year ended March 31, 2026.

5. List of subsidiaries, associate and joint venture as at June 30, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%

		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company	Italy	100.00%
		Italy Srl
		Capco Brasil Serviços E	Brazil	99.99%
		Consultoria Ltda
		The Capital Markets Company	Belgium	100.00%
		BV (1)
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Co. Limited		Saudi Arabia	66.67%
		Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing		U.K.	100.00%
	Services Limited
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology Netherlands BV.		Netherlands	100.00%
		Wipro Gulf LLC	Sultanate of Oman	0.02%

		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
		Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
		Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
		Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
		Wipro Portugal S.A. (1)	Portugal	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V.	Netherlands	100.00%
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Services Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarters		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty Ltd		Australia	100.00%
		Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%

Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited		China	100.00%
	Mindsprint Pte Ltd. (4)		Singapore	100.00%
		Mindsprint Digital India Pvt. Ltd.	India	99.99%
		Mindsprint UK Limited	UK	100.00%
		Mindsprint Solutions Company (1)	Saudi Arabia	100.00%
		Mindsprint Malaysia SDN BHD	Malaysia	100.00%
	Mindsprint Digital India Pvt. Ltd. (4)		India	0.01%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc. (2) Edgile, LLC	USA USA	80.00% 100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup	USA	100.00%
		Incorporated (1)
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC	USA	100.00%
		The Capital Markets Company, LLC (1)	USA	100.00%
Aggne Global IT Services Private Limited (3)			India	80.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc.			USA	100.00%
	Wipro Connected Services Mauritius Pvt Ltd		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited	India	98.40%
	Connected Services Corporation Wipro India Private Limited		India	1.60%
	Wipro Connected Services Engineering Corp.		USA	100.00%
	Wipro Connected Services UK Limited		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC		USA	100.00%
		Wipro Connected Services AB (Formerly known as Harman Connected Services AB) (1)	Sweden	100.00%

The Wipro SA Broad Based
Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%

		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(4)	The Company, through its subsidiary, has acquired 100% shareholding in Mindsprint Pte. Ltd. and its subsidiaries, effective May 15, 2026.

(3)	The Company has acquired an additional 20% stake in Aggne Global IT Services Private Limited, with effect from June 18, 2026.

(2)	The step-down subsidiary of the Company, Wipro IT Services, LLC has acquired an additional 20% stake in Aggne Global Inc., with effect from June 1, 2026.

(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A., Wipro Connected Services AB and Mindsprint Solutions Company are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC	Capco Consulting Services LLC		USA USA	100.00%
HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd. ITI Proficiency Ltd MechWorks S.R.L.		U.K. Israel Italy	100.00% 100.00% 100.00%
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%

	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De		Brazil	3.09%
	Informatica Ltda
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Wipro Connected Services AB (Formerly known as Harman Connected Services AB)			Sweden
	Wipro Connected Services Solutions (Chengdu) Co. Ltd. (Formerly known as Harman Connected Services Solutions (Chengdu) Co. Ltd.)		China	100.00%
Mindsprint Solutions Company			Saudi Arabia
	Mindsprint Inc.		USA	100.00%

(5) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at June 30, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6. Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are organized by industry sector, while Europe and APMEA are organized by countries.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

Americas 1 includes the following industry sectors in the United States of America, Latin America and Canada: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America, and Canada: Banking and Financial Services, Energy, Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2026, March 31, 2026, June 30, 2025, and year ended March 31, 2026 are as follows:

	Three months ended			Year ended
	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
Particulars	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	86,087	85,414	79,039	328,118
Americas 2	62,119	61,718	61,128	246,530
Europe	66,569	65,412	56,817	244,165
APMEA	29,754	27,623	23,816	102,340

Total of IT Services	244,529	240,167	220,800	921,153
IT Products	1,036	2,521	728	6,940

Total segment revenue	245,565	242,688	221,528	928,093

Segment result
IT Services
Americas 1	16,691	18,089	16,316	69,852
Americas 2	9,874	10,150	12,063	46,182
Europe	9,047	10,092	6,026	31,083
APMEA	4,362	5,085	2,979	14,955
Unallocated	(787)	(1,899)	750	(3,426)

Total of IT Services	39,187	41,517	38,134	158,646
IT Products	16	211	20	559
Reconciling Items	3	235	(2,430)	(7,954)

Total segment result	39,206	41,963	35,724	151,251

Finance expenses	(4,728)	(3,701)	(3,608)	(14,577)
Finance and other income	8,872	8,387	10,417	36,491
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(5)	27	50	257

Profit before tax	43,345	46,676	42,583	173,422

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of the Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 779, ₹ 325, and ₹ 182 for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, ₹ 1,853 for the year ended March 31, 2026, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ Nil and ₹ 2,469 for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, ₹ 5,139 for the year ended March 31, 2026, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) for the three months ended March 31, 2026 and ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
Particulars	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
Amortization and impairment expenses on intangible assets	2,407	1,840	1,625	7,787
Change in fair value of contingent consideration	—	^	48	49

^	Value is less than 0.5
g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 601, ₹ 1,400 and ₹ 436 for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively and ₹ 4,465 for the year ended March 31, 2026.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (139), ₹ 170 and ₹ (66) for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, and ₹ (393) for the year ended March 31, 2026.

7. Decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 851, for the year ended March 31, 2026, as part of depreciation, amortization and impairment expense.

8.	Buyback of equity shares

On April 16, 2026, the Board of Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number of equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June 17, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026.

During the three months ended June 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board of Directors on April 16, 2026. This has resulted in a total cash outflow of ₹ 150,497 (including transaction costs related to buyback of ₹ 497). In line with the requirement of the Companies Act, 2013, an amount of ₹ 8,457 and ₹ 141,543 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 1,200 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 1,200.

9.	Events after the reporting period

The Board of Directors in their meeting held on July 16, 2026, declared an interim dividend of ₹ 2/- (U.S.$ 0.02) per equity share and ADR (100% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: July 16, 2026	Chairman